

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2018

<u>Via E-mail</u>
Jenniffer D. Deckard
President and Chief Executive Officer
Fairmount Santrol Holdings Inc.

8834 Mayfield Road
Chesterland, Ohio 44026

> **Re:** **Fairmount Santrol Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 13, 2018**
> **File No. 001-36670**

Dear Ms. Deckard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Our Reserves, page 39</u>

1. We note your disclosure of mineral reserves for your Kermit, Texas development stage project. Please forward to our engineer as supplemental information and not as part of your filing your technical report or the information that establishes the legal, technical, and economic feasibility of the materials designated as mineral reserves, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

2. Please describe how you assess the economic viability of your mineral reserves and disclose the average price assumptions used to determine the economic viability of the materials designated as mineral reserves.

3.   We note your disclosure of capacities with the description of your facilities. Please revise to include annual production and/or utilization rates for each mine/facility. Please see Instructions 1 and 3 to Item 102 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Gregory S. Harvey, Esq.
     Calfee, Halter & Griswold LLP